UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

 21 August 2026

Transaction in Own Shares

NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 August 2026	222,000	708.0000	706.00	707.4269	LSE
17 August 2026	68,000	708.0000	706.20	707.5070	CHIX
17 August 2026	23,000	708.0000	706.40	707.4827	BATE
18 August 2026	1,335,023	707.8000	693.40	698.6198	LSE
18 August 2026	415,210	707.0000	693.40	698.1997	CHIX
18 August 2026	129,668	706.2000	693.40	698.4801	BATE
19 August 2026	1,668,759	695.2000	682.40	686.9287	LSE
19 August 2026	519,373	695.2000	682.60	686.8645	CHIX
19 August 2026	24,765	693.2000	682.60	686.4945	BATE
20 August 2026	1,136,004	681.2000	675.60	678.9112	LSE
20 August 2026	331,313	681.2000	675.60	678.9596	CHIX
20 August 2026	113,561	680.6000	675.60	678.9281	BATE
21 August 2026	522,973	682.0000	674.80	677.1984	LSE
21 August 2026	133,452	681.4000	675.40	677.2914	CHIX
21 August 2026	10,858	680.4000	675.20	677.9757	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 178,399,737 Ordinary Shares in treasury and have 7,952,732,269 Ordinary Shares in issue (excluding treasury shares). The total number of voting rights in the Company will be 31,812,861,636. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/7583R_1-2026-8-21.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	21 August 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary